Exhibit 99.1

UNGAVA MINES INC.	February 2, 2009
For Immediate Release	Issued and Outstanding:
94,534,643 Common Shares

Supreme Court of Canada dismisses leave to appeal application.

Toronto, Canada (February 2, 2009) – Ungava Mines Inc. (OTCBB: UGVMF) (the “Corporation”) announced today that its subsidiary, Ungava Mineral Exploration Inc. (UMEI) had appealed to the Supreme Court of Canada as indicated in the Corporation’s Press Release dated October 2, 2008. Leave to appeal was not granted to UMEI by The Supreme Court of Canada. Reasons for this decision were not immediately available.

UMEI may now proceed against the four other defendants in the pending litigation.

For further information, contact:

Alan Rootenberg
Chief Financial Officer
Ungava Mines Inc.
Telephone No: (416) 277-4528

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.